Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM

The Profit Sharing Committee

Marriott International, Inc. Employees Profit Sharing,

Retirement and Savings Plan and Trust:

We consent to incorporation by reference in the registration statement No. 333-48417 on Form S-8 of Marriott International, Inc. of our report dated June 2, 2003, with respect to the statement of net assets available for benefits of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2003 annual report on Form 11-K of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust.

/s/    KPMG LLP

McLean, Virginia

June 22, 2004